Filed by Triton Pacific Investment Corporation, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Pathway Capital Opportunity Fund, Inc.

File No. of Related Registration Statement: 333-226811

Shareholder Services

March 8, 2019

Shareholder Name Address 1 Address 2 Address 3

IMPORTANT NOTICE

Re: Triton Pacific Investment Corporation, Inc.

Dear Shareholder:

We have tried unsuccessfully to contact you regarding a very important matter concerning your investment in Triton Pacific Investment Corporation, Inc. (the “Company”). This matter pertains to important operating initiatives for the Company which requires your response.

It is very important that we speak to you regarding this matter. The call will only take a few moments of your time and there is no confidential information required.

Please contact us toll-free at 1-800-207-3156 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday. At the time of the call please reference the number listed below. Please contact us before March 15, 2019.

Thank you.

Sincerely,

Craig Faggen

Chairman and Chief Executive Officer

REFERENCE NUMBER: 123456789

Triton Pacific Investment Corporation, Inc.

6701 Center Drive, Suite 1450 ● Los Angles, California 90045